 **The Shift Film**
Published by Angel Studios ❓ · September 25 · 🌐



The world is increasingly challenging. Trials and temptations surround us every day.

The Shift is a feature-length film and retelling of the story of Job, offering a much-needed reminder of the importance of faith and patience.

Click the link to express interest in investing in The Shift today:
www.angel.com/theshift





The Shift Film
Published by Angel Studios 🌐 · September 25 · 🌐



The feature film, The Shift, is being compared to a classic episode of The Twilight Zone.

The difference? Viewers are saying that the movie is building their faith and bringing them closer to God.

Click the link to express interest in investing in The Shift today:
www.angel.com/theshift





The Shift Film
Published by Angel Studios ❓ · September 25 · 🌐



It's easy to get caught up in the flow of life and let our actions get misaligned with our priorities.

The Shift, a new feature film based on the story of Job, challenges us to grapple with life's toughest questions.

Click the link to express interest in investing in The Shift today:
www.angel.com/theshift





The Shift Film
Published by Angel Studios ? · September 25 · 🌐

•••

The Shift is a new feature film that depicts one man's trial of faith as he battles with the Devil.

Yeah, that "the Devil." It's a powerful and inspiring depiction that you'll need to see to believe.

Click the link to express interest in investing in The Shift today:
www.angel.com/theshift



 **The Shift Film**
Published by Angel Studios ❓ · September 25 · 🌐

 ⋯

It's not easy finding a movie that shares your faith AND is good enough to share with friends and family

The Shift is an upcoming faith-based film that is thrilling while never coming across as preachy or heavy-handed.

Click the link to express interest in investing in The Shift today:
www.angel.com/theshift

